Exhibit 99.1

QuantaSing Announces Business Restructuring, Name Change to Here Group Limited and Extraordinary
General Meeting

Beijing, September 30, 2025 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (the “Company”), a pop toy company dedicated to creating beloved collectibles and trend-defining experiences, today announced that in furtherance of its strategy to pursue product-driven growth with the pop toy business, the Company intends to enter into a series of transactions to restructure its established businesses, which includes its individual online learning services business. This restructuring will be accompanied by a planned rebranding to “Here Group Limited” and a change of its ticker symbol to “HERE,” subject to shareholder approval at an extraordinary general meeting scheduled for November 6, 2025.

Business Restructuring

Beijing Liangzizhige Technology Co., Ltd. (“Beijing Liangzizhige”), a wholly-owned PRC subsidiary of the Company, entered into a VIE termination agreement (the “VIE Termination Agreement”) with Feierlai (Beijing) Technology Co., Ltd. (“Beijing Feierlai”) and Beijing Chuangyuqizhi Technology Co., Ltd. (“Beijing Chuangyuqizhi”), and the respective nominee shareholder of Beijing Feierlai and Beijing Chuangyuqizhi on September 30, 2025, to terminate a series of contractual arrangements among these parties, including the termination of the voting rights proxy agreements, equity pledge agreements, exclusive consultancy and service agreements and exclusive option agreements (the “VIE Agreements”). The Company had previously operated its individual online learning services in the PRC through the VIE Agreements. The Company also operated learning services overseas and certain consumer and other businesses through the subsidiaries of QuantaSing International Limited (“QS International”) and Rare River Group Limited (“Rare River”; each of QS International and Rare River, a wholly-owned Cayman Islands subsidiary of the Company). As part of the proposed business restructuring and in connection with the termination of the VIE Agreements, the Company (through its relevant subsidiaries and affiliated entities) entered into share transfer agreements with the relevant entities of a third-party buyer (the “Buyer”) on September 30, 2025, pursuant to which Beijing Liangzizhige will transfer all of its equity interests in Beijing Feierlai and Beijing Chuangyuqizhi to the Buyer, and the Company will transfer all of its equity interests in QS International and Rare River to the Buyer, for an aggregate consideration of RMB162 million and US$2.5 million, and the Buyer will assume the net liabilities of these transferred entities as of June 30, 2025, subject to further adjustments reflecting the net liabilities changes before the closing and other adjustments as may be mutually agreed upon by the parties. The termination of the VIE Agreements will take effect on September 30, 2025. As a result of the proposed business restructuring, the Company will cease to engage in any individual online learning services business in the PRC or overseas or any other consumer businesses, and will continue to operate its pop toy business through Shenzhen Yiqi Culture Co., Ltd., together with all other remaining entities following the business restructuring.

Rebranding to Here Group Limited

In connection with the proposed business restructuring, the Company proposes to change its company name to “Here Group Limited,” subject to the approval of its shareholders. The Company also proposes to change its ticker symbol from “QSG” to “HERE.” The board of directors of the Company (the “Board”) has approved the proposed change to the company name and ticker symbol.

Extraordinary General Meeting

The Company will hold an extraordinary general meeting of shareholders at 13/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, China on Thursday, November 6, 2025, 3:00 P.M. (local time). The proposals to be submitted for shareholders’ approval at the extraordinary general meeting are (1) the change of the Company’s name from QuantaSing Group Limited to Here Group Limited, and the adoption of 奇梦岛集团有限公司 as the dual foreign name of the Company; and (2) the amendment and restatement of the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect by their deletion in the entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association. The notice of the EGM and the form of proxy are available on the Company’s website at https://ir.quantasing.com.

The Board has fixed October 2, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the extraordinary general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the extraordinary general meeting and any adjournment or postponement thereof in person.

The company name change will take effect only after receiving the required shareholder approval at the extraordinary general meeting, and the ticker symbol change will take effect thereafter, upon which the Company will trade under the new ticker symbol “HERE.” The Company believes that its proposed company name and ticker symbol change will better align with the business strategy and corporate image going forward.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, including its strategic pivot to a product-driven growth; its future business development, especially the growth of its pop toy business, results of operations and financial condition; its ability to attract and retain consumers and to increase their spending; its ability to maintain and enhance the recognition and reputation of its brands; its expectations regarding demand for and market acceptance of its products; expected growth, future trends and competition in the markets that it operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to its business and industries, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About the Company

The Company, through its Here (奇梦岛) brand, creates collectible pop toys that spark joy and inspire global culture. With innovative design and storytelling at its core, the Company delivers immersive experiences that connect deeply with collectors worldwide. Guided by joy, integrity, wonder, and co-creation, the Company is building vibrant cultural ecosystems where fans shape and share dreams.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429